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EXHIBIT 12.1

IMCLONE SYSTEMS INCORPORATED

RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended
	2003	2002	2001	2000	1999
Net loss	$(112,502)	$(157,949)	$(127,607)	$(70,469)	$(34,739)
Add:
Fixed charges	15,427	16,381	15,773	13,228	796
Less:
Capitalized Interest	6,059	2,077	1,656	846	204

Net loss, as adjusted	$103,134	$(143,645)	$(113,490)	$(58,087)	$(34,147)

Fixed Charges:
Interest (gross), including amortization of debt issuance costs	15,184	15,256	15,252	12,951	526
Portion of rent representative of the interest factor	243	1,125	521	277	270

Fixed charges	$15,427	$16,381	$15,773	$13,228	$796

Deficiency of earnings available to cover fixed charges	$(118,561)	$(160,026)	$(129,263)	$(71,315)	$(34,943)

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  EXHIBIT 12.1
IMCLONE SYSTEMS INCORPORATED RATIO OF EARNINGS TO FIXED CHARGES (in thousands)